Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2020 AND 2019

(Presented in thousands of United States dollars, unless otherwise stated)

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Income (Loss) Statements

(Unaudited - Presented in thousands of US dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Sales (note 23)	$83,437	$61,305	$175,462	$188,204
Cost of sales (note 24)	41,386	44,634	112,170	127,068
Mine operating income	42,051	16,671	63,292	61,136

General and administration (note 25)	8,950	6,936	22,948	20,420
Exploration and evaluation	140	1,494	643	2,009
Share of loss from associates (note 11)	9	45	76	174
Foreign exchange loss (note 12)	3,564	8,446	7,456	11,909
Other expenses (note 26)	898	1,209	3,130	1,459
	13,561	18,130	34,253	35,971

Operating income (loss)	28,490	(1,459)	29,039	25,165

Investment gains (note 12)	-	-	3,306	-
Interest and finance, costs net (note 27)	(420)	(60)	(1,126)	(24)
Loss on derivatives	-	-	-	(1,223)
	(420)	(60)	2,180	(1,247)

Income (loss) before income taxes	28,070	(1,519)	31,219	23,918

Income taxes
Current income tax expense	15,540	5,890	25,504	24,403
Deferred income tax expense (recovery)	(559)	301	2,779	(5,297)
	14,981	6,191	28,283	19,106
Net income (loss) for the period	$13,089	$(7,710)	$2,936	$4,812

Earnings (loss) per share (note 22)
Basic	$0.07	$(0.05)	$0.02	$0.03
Diluted	$0.07	$(0.05)	$0.02	$0.03

Weighted average number of common shares outstanding (000's)
Basic	184,036	160,292	171,908	160,160
Diluted	195,887	160,292	182,996	161,847

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited - Presented in thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Net income (loss) for the period	$13,089	$(7,710)	$2,936	$4,812

Items that will remain permanently in other comprehensive income:
Changes in fair value of investments in equity securities, net of $nil tax	(218)	-	(218)	-
Items that may in the future be reclassified to profit or loss:
Changes in fair value of hedging instruments, net of $nil tax	249	(64)	(440)	(856)
Total other comprehensive income (loss) for the period	31	(64)	(658)	(856)
Comprehensive income (loss) for the period	$13,120	$(7,774)	$2,278	$3,956

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - Presented in thousands of US dollars)

	September 30,	December 31,
	2020	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$85,176	$83,404
Trade and other receivables (note 5)	35,474	47,707
Inventories (note 6)	12,681	14,471
Other current assets (note 7)	5,885	5,495
Assets held for sale (note 8)	659	1,069
	139,875	152,146
NON-CURRENT ASSETS
Mineral properties and exploration and evaluation assets (note 9)	377,680	353,519
Plant and equipment (note 10)	423,423	378,509
Investment in associates (note 11)	-	1,331
Long-term receivables and other (note 12)	43,534	38,389
Deposits and advances to contractors (note 13)	3,306	12,171
Total assets	$987,818	$936,065

LIABILITIES
CURRENT LIABILITIES
Trade and other payables (note 14)	51,795	65,286
Income taxes payable	15,186	12,400
Current portion of lease obligations (note 16)	7,813	8,831
Current portion of closure and reclamation provisions (note 19)	6,048	3,257
	80,842	89,774
NON-CURRENT LIABILITIES
Debt (note 17)	133,099	146,535
Deferred tax liabilities	23,694	20,915
Closure and reclamation provisions (note 19)	28,949	27,868
Lease obligations (note 16)	13,086	15,048
Other liabilities (note 18)	1,389	499
Total liabilities	281,059	300,639

SHAREHOLDERS' EQUITY
Share capital (note 21)	492,306	422,145
Reserves	24,330	26,094
Retained earnings	190,123	187,187
Total shareholders' equity	706,759	635,426

Total liabilities and shareholders' equity	$987,818	$936,065

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Cashflows

(Unaudited - Presented in thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
OPERATING ACTIVITIES
Net income (loss) for the period	$13,089	$(7,710)	$2,936	$4,812
Items not involving cash
Depletion and depreciation	11,041	12,129	31,623	34,358
Accretion expense	199	123	601	444
Income taxes	14,982	6,191	28,283	19,106
Interest expense, net	221	225	525	1,089
Share based payments expense, net of cash settlements	3,503	1,504	7,670	2,111
Share of loss from associates	9	45	76	174
Unrealized foreign exchange loss (gain)	218	(2,605)	479	(2,015)
Unrealized foreign exchange loss, Lindero construction (note 12)	2,658	8,266	8,645	10,442
Investments gains	-	-	(3,306)	-
Unrealized loss on derivatives	-	-	-	2,646
Write-downs and other	(42)	1,837	227	893
	45,878	20,005	77,759	74,060
Trade and other receivables	(1,854)	2,718	10,692	(984)
Prepaid expenses	768	619	(88)	2,311
Inventories	538	208	1,388	(917)
Trade and other payables	6,263	1,610	(4,818)	(3,182)
Closure and rehabilitation payments	(76)	(87)	(175)	(278)
Cash provided by operating activities	51,517	25,073	84,758	71,010
Income taxes paid	(6,022)	(7,007)	(22,554)	(27,012)
Interest paid	(65)	(222)	(370)	(824)
Interest received	30	320	282	2,136
Net cash provided by operating activities	45,460	18,164	62,116	45,310
INVESTING ACTIVITIES
Proceeds from short-term investments	-	-	-	71,008
Additions to mineral properties, plant and equipment	(5,723)	(6,956)	(14,448)	(19,871)
Expenditures on Lindero construction	(27,821)	(74,724)	(81,967)	(149,476)
Capitalized interest on Lindero construction	(2,277)	(1,353)	(7,346)	(3,588)
Contractor advances on Lindero construction and other expenditures	(373)	(2,659)	(4,345)	(20,721)
Advances applied to Lindero construction and other expenditures	5,029	33,009	12,693	50,357
Purchases of marketable securities	-	-	(7,269)	-
Proceeds from sale of marketable securities	-	-	10,575	-
Proceeds from sale of assets	20	-	64	229
Additions to long-term receivables	(5,282)	(10,588)	(14,356)	(27,405)
Cash used in investing activities	(36,427)	(63,271)	(106,399)	(99,467)

FINANCING ACTIVITIES
Proceeds from credit facility (note 17(a))	-	40,000	40,000	40,000
Repayment of credit facility (note 17(a))	-	-	(55,000)	-
Proceeds from issuance of common shares	1,011	-	70,011	-
Share issuance costs	(233)	-	(3,356)	-
Payments of lease obligations	(1,103)	(2,287)	(5,235)	(6,083)
Cash (used in) provided by financing activities	(325)	37,713	46,420	33,917
Effect of exchange rate changes on cash and cash equivalents	(217)	2,351	(365)	1,914
Increase (decrease) in cash and cash equivalents during the period	8,491	(5,043)	1,772	(18,326)
Cash and cash equivalents, beginning of the period	76,685	77,220	83,404	90,503
Cash and cash equivalents, end of the period	$85,176	$72,177	$85,176	$72,177

Cash and cash equivalents consist of:
Cash	$31,608	$27,441	$31,608	$27,441
Cash equivalents	53,568	44,736	53,568	44,736
Cash and cash equivalents, end of the period	$85,176	$72,177	$85,176	$72,177

The accompanying notes are an integral part of these financial statements

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - Presented in thousands of US dollars, except for number of shares)

	Share capital		Reserves
	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Equity component of convertible debenture	Foreign Currency reserve	Retained earnings	Total equity
Balance at January 1, 2020	160,291,553	$422,145	$20,870	$(674)	$(42)	$4,825	$1,115	$187,187	$635,426
Total comprehensive income for the period
Net income for the period	-	-	-	-	-	-	-	2,936	2,936
Other comprehensive loss for the period	-	-	-	(440)	(218)	-	-	-	(658)
Total comprehensive income for the period	-	-	-	(440)	(218)	-	-	2,936	2,278

Transactions with owners of the Company
Issuance of common shares	23,000,000	69,000	-	-	-	-	-	-	69,000
Share issuance costs	-	(3,358)	-	-	-	-	-	-	(3,358)
Exercise of stock options	211,626	1,438	(425)	-	-	-	-	-	1,013
Shares issued on vesting of share units	692,548	3,081	(3,081)	-	-	-	-	-	-
Share-based payments (note 20)	-	-	2,400	-	-	-	-	-	2,400
	23,904,174	70,161	(1,106)	-	-	-	-	-	69,055

Balance at September 30, 2020	184,195,727	$492,306	$19,764	$(1,114)	$(260)	$4,825	$1,115	$190,123	$706,759

Balance at January 1, 2019	159,939,595	$420,467	$17,882	$(9)	$(42)	$-	$1,115	$163,391	$602,804
Total comprehensive income for the period
Net income for the period	-	-	-	-	-	-	-	4,812	4,812
Other comprehensive loss for the period	-	-	-	(856)	-	-	-	-	(856)
Total comprehensive income for the period	-	-	-	(856)	-	-	-	4,812	3,956

Transactions with owners of the Company
Shares issued on vesting of share units	351,958	1,678	(1,678)	-	-	-	-	-	-
Share-based payments (note 20)	-	-	3,509	-	-	-	-	-	3,509
	351,958	1,678	1,831	-	-	-	-	-	3,509

Balance at September 30, 2019	160,291,553	$422,145	$19,713	$(865)	$(42)	$-	$1,115	$168,203	$610,269

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

1.   Nature of Operations

Fortuna Silver Mines Inc. and its subsidiaries (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru, the San Jose silver and gold mine (“San Jose”) in southern Mexico, and is constructing an open pit gold heap leach mine at its Lindero property (the “Lindero Project”) in northern Argentina.

Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650 - 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.   COVID-19 Uncertainties and Liquidity Risk

COVID-19 Uncertainties

On March 11, 2020, the World Health Organisation declared COVID-19 as a pandemic.  In response to the pandemic, the Governments of Mexico, Peru and Argentina implemented measures to curb the spread of COVID-19, which included among others, the closure of international borders, temporary suspension of all non-essential business, including mining, and the declaration of mandatory quarantine periods.  To comply with these measures, the Company temporarily suspended mining operations at the San Jose and Caylloma mines and halted construction activities at the Lindero Project during the second quarter of 2020. The San Jose Mine was placed on care and maintenance for a total of 54 days, while processing activities continued to operate at the Caylloma Mine with a reduced task force drawing from its ore stockpile and mining subsequently restarted with a reduced taskforce. Mining and construction activities at the Lindero Project resumed with strict adherence to health and safety protocols established to mitigate the risk of spreading the COVID-19 virus.

On July 6, 2020, the Company voluntarily suspended operations at the Caylloma Mine for 21 days to sanitize and disinfect the mine. Mining and ore processing operations at the mine resumed on July 27, 2020. Each site is operating in accordance with local government containment measures and Company protocols.

The Company has not experienced any significant disruption to product shipments since the onset of the COVID-19 pandemic.  The Company also increased its supply of consumables inventory to avoid any supply chain disruption and is working to manage the logistical challenges presented by the closure of trade borders.  Border restrictions, if ongoing, could result in supply chain delays and the movement of our mine workforce and disrupt production of our saleable products.

On June 4, 2020, the Company completed an amendment to the financial covenants under the Amended Credit Facility in response to uncertainty related to COVID-19.  The total debt to EBITDA ratio has been removed and replaced with Net Debt to EBITDA, Net Senior Secured Debt to EBITDA, and EBITDA to Interest Expense ratios.  The Company was in compliance with the financial covenants as at September 30, 2020 (note 17 a)).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk by the preparation of internally generated cash flow forecasts. These short-term cash flow forecasts consider the estimation of future operating costs, financing costs, development capital and cash receipts from sales revenue. Sensitivity analyses are also performed, including the impact of volatility in estimated commodity prices.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

As at September 30, 2020, the Company had $140,176 of liquidity comprised of cash and cash equivalents and amounts available for drawdown from the revolving credit facility.

The Company believes that its cash and cash equivalents and credit facility will provide sufficient liquidity to meet the Company’s minimum obligations for the next 12 months from September 30, 2020.

3.   Basis of Presentation

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019, which includes information necessary for understanding the Company’s business and financial presentation.

The same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements. None of the new standards, and amendments to standards and interpretations effective as of January 1, 2020, applied in preparing these interim financial statements had a significant effect.

The following accounting standard, interpretation or amendment has been issued and is effective on January 1, 2020:

In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as the discontinuance of the interbank offered rates. The first phase amendment is focused on the impact to hedge accounting requirements. The Company adopted the first phase amendment and there was no material impact on its consolidated financial statements. The Company will continue to assess the effect of amendments related to the interest rate benchmark reform on its consolidated financial statements.

The following standard, interpretation or amendment that has been issued but is not yet effective:

On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss. The effective date is for annual periods beginning on or after January 1, 2022, with early adoption permissible. The Company is assessing the effect of the narrow scope amendment on its consolidated financial statements and the possibility of early adoption.

On November 10, 2020, the Company's Board of Directors approved these interim financial statements for issuance.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

Presentation and Functional Currency

These interim financial statements are presented in United States Dollars (“$” or “US$” or “US dollars”), which is the functional currency of the Company. Reference to C$ are to Canadian dollars. All amounts in these interim financial statements have been rounded to the nearest thousand US dollars, unless otherwise stated.

Basis of Measurement

These interim financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at fair value (Note 29) at the end of each reporting period.

4.   Use of Estimates, Assumptions and Judgements

(a)    Critical Accounting Estimates and Assumptions

The preparation of these interim financial statements requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities at the balance sheet date and reported amounts of expenses during the reporting period. Such estimates, assumptions and judgements are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such estimates, assumptions and judgements are pervasive throughout the interim financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim financial statements for the three and nine months ended September 30, 2020, the Company applied the critical estimates, assumptions and judgements as disclosed in note 4 of its audited consolidated financial statements for the year ended December 31, 2019, in addition to what is noted below.

Value-added tax (“VAT”) receivable

Timing of collection of VAT receivables is uncertain as VAT refund procedures require a significant amount of information and follow-up. The Company assesses the recoverability of the amounts receivable at each reporting date which is impacted by several factors, including the status of discussions with the tax authorities, and current interpretation of relevant tax legislation. Changes in these estimates can materially affect the amount recognized as VAT receivable and could result in an increase in other expenses recognized in the Condensed Interim Consolidated Income Statements and Comprehensive Income. Significant judgment is required to determine the presentation of current and non-current VAT receivable.

5.   Trade and Other Receivables

	September 30,	December 31,
	2020	2019
Trade receivables from concentrate sales	$23,370	$33,642
Advances and other receivables	1,991	2,419
Value added taxes recoverable	10,113	11,646
Accounts and other receivables	$35,474	$47,707

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

The Company’s trade receivables from concentrate sales are expected to be collected in accordance with the terms of the existing concentrate sales contracts with its customers. No amounts were past due as at September 30, 2020 and December 31, 2019.

6.   Inventories

	September 30,	December 31,
	2020	2019
Concentrate stockpiles	$2,301	$2,640
Ore stockpiles	2,087	3,730
Materials and supplies	8,293	8,101
Inventories	$12,681	$14,471

During the three and nine months ended September 30, 2020 the Company expensed $37,920 and $100,946 (three and nine months ended September 30, 2019 – $43,971 and $125,036) of inventories to cost of sales.

7.   Other Current Assets

	September 30,	December 31,
	2020	2019
Income tax recoverable	$1,852	$2,553
Prepaid expenses	2,876	2,942
Investments in equity securities (note 11)	1,157	-
Other current assets	$5,885	$5,495

8.   Assets Held for Sale

As at September 30, 2020, changes to assets held for sale (“AHS”) are as follows:

Balance at December 31, 2018	$1,097
Disposals	(28)
Balance at December 31, 2019	1,069
Write-downs	(410)
Balance at September 30, 2020	$659

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

9.	Mineral Properties and Exploration and Evaluation Assets

	Depletable		Not depletable
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance at December 31, 2019	$128,244	$184,333	$203,866	$7,933	$524,376
Additions	2,750	5,182	26,330	826	35,088
Changes in closure and reclamation provision	62	244	3,956	-	4,262
Transfers	-	83	-	-	83
Balance at September 30, 2020	$131,056	$189,842	$234,152	$8,759	$563,809

ACCUMULATED DEPLETION
Balance at December 31, 2019	$74,435	$96,422	$-	$-	$170,857
Depletion	4,982	10,290	-	-	15,272
Balance at September 30, 2020	$79,417	$106,712	$-	$-	$186,129

Net Book Value at September 30, 2020	$51,639	$83,130	$234,152	$8,759	$377,680

	Depletable		Not depletable
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance at December 31, 2018	$121,625	$175,609	$155,854	$7,797	$460,885
Additions	6,396	7,838	34,485	2,652	51,371
Changes in closure and reclamation provision	223	886	13,527	-	14,636
Disposals	-	-	-	(2,516)	(2,516)
Balance at December 31, 2019	$128,244	$184,333	$203,866	$7,933	$524,376

ACCUMULATED DEPLETION
Balance at December 31, 2018	$68,207	$79,878	$-	$-	$148,085
Depletion	6,228	16,544	-	-	22,772
Balance at December 31, 2019	$74,435	$96,422	$-	$-	$170,857

Net Book Value at December 31, 2019	$53,809	$87,911	$203,866	$7,933	$353,519

During the three and nine months ended September 30, 2020 the Company capitalized $2,277 and $7,346 (three and nine months ended September 30, 2019 - $1,096 and $2,938) of interest related to the construction of the Lindero Project.

The assets of the Caylloma Mine and the San Jose Mine and their holding companies, are pledged as security under the Company’s credit facility.

Other consists of the following exploration and evaluation assets:

	Mexico		Argentina			Serbia
	Tlacolula	Pachuca	Arizaro	Esperanza	Incachule	Barje	Others	Total
Balance at December 31, 2018	$3,298	$-	$934	$788	$766	$1,938	$73	$7,797
Additions	218	962	2	-	-	1,318	152	2,652
Write-off	-	(962)	-	(788)	(766)	-	-	(2,516)
Balance at December 31, 2019	3,516	-	936	-	-	3,256	225	7,933
Additions	209	-	-	-	-	122	495	826
Balance at September 30, 2020	$3,725	$-	$936	$-	$-	$3,378	$720	$8,759

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

10.	Plant and Equipment

	Machinery and equipment	Land, Buildings and leasehold improvements	Furniture, other equipment and Transport units	Assets under lease	Capital work in progress - Lindero	Capital work in progress - Other	Total
COST
Balance at December 31, 2019	$75,246	$159,732	$16,083	$35,671	$219,335	$6,424	$512,491
Additions	2,634	276	922	2,391	57,605	2,584	66,412
Changes in closure and reclamation	48	-	-	-	-	-	48
Disposals	(513)	-	(24)	(882)	-	-	(1,419)
Transfers	625	5,261	1,022	-	(495)	(6,496)	(83)
Balance at September 30, 2020	$78,040	$165,269	$18,003	$37,180	$276,445	$2,512	$577,449

ACCUMULATED DEPRECIATION
Balance at December 31, 2019	$42,214	$78,360	$7,402	$6,006	$-	$-	$133,982
Disposals	(431)	-	(23)	(408)	-	-	(862)
Depreciation	4,642	9,149	2,074	5,041	-	-	20,906
Balance at September 30, 2020	$46,425	$87,509	$9,453	$10,639	$-	$-	$154,026

Net Book Value at September 30, 2020	$31,615	$77,760	$8,550	$26,541	$276,445	$2,512	$423,423

	Machinery and equipment	Land, Buildings and leasehold improvements	Furniture, other equipment and transport units	Assets under lease [1]	Capital work in progress - Lindero	Capital work in progress - Other	Total
COST
Balance at December 31, 2018	$74,188	$141,318	$11,066	$13,411	$52,964	$6,140	$299,087
Initial adoption IFRS 16	-	-	-	7,316	-	-	7,316
Balance at January 1, 2019	74,188	141,318	11,066	20,727	52,964	6,140	306,403
Additions	1,185	714	3,464	14,944	177,017	9,718	207,042
Changes in closure and reclamation	171	-	-	-	-	-	171
Disposals	(1,038)	-	(87)	-	-	-	(1,125)
Transfers	740	17,700	1,640	-	(10,646)	(9,434)	-
Balance at December 31, 2019	$75,246	$159,732	$16,083	$35,671	$219,335	$6,424	$512,491

ACCUMULATED DEPRECIATION
Balance at December 31, 2018	$35,843	$65,547	$5,390	$107	$-	$-	$106,887
Disposals	(746)	-	(79)	-	-	-	(825)
Depreciation	7,117	12,813	2,091	5,899	-	-	27,920
Balance at December 31, 2019	$42,214	$78,360	$7,402	$6,006	$-	$-	$133,982

Net Book Value at December 31, 2019	$33,032	$81,372	$8,681	$29,665	$219,335	$6,424	$378,509

(1)	The Company leases equipment that was previously classified as a finance lease under IAS 17. On January 1, 2019, the Company adopted IFRS 16, Leases, and the equipment purchased under finance leases were classified as right-of-use assets. The carrying amount of $13,411 and the related lease liability of $8,767 were determined based on the carrying amount of these assets and their related lease liability immediately before the effective date of IFRS 16.

Page | 11

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

11.	Investment in Associates

As at September 30, 2020, investments in associates were comprised of:

	Medgold	Prospero	Total
Balance at December 31, 2018	$3,075	$1,202	$4,277
Write down of investment	(1,937)	(784)	(2,721)
Share of net loss	(164)	(61)	(225)
Balance at December 31, 2019	974	357	1,331
Share of net loss	(47)	(29)	(76)
Transfer to investments in equity securities	(927)	(328)	(1,255)
Balance at September 30, 2020	$-	$-	$-

On July 16, 2020, Medgold Resources Corp. ("Medgold") completed a 40 million unit financing at C$0.05 per unit. This financing diluted the Company’s equity interest in Medgold to 15.6% which resulted in the company no longer exercising significant influence over Medgold and a change in the classification of its investment in Medgold to fair value though other comprehensive income as at July 16, 2020.

On July 1, 2020, the Company determined that it no longer exercises significant influence over Prospero Silver Corp. (“Prospero”) and changed the classification of its investment in Prospero to fair value through other comprehensive income.

Investments in equity securities are classified as fair value through other comprehensive income, and changes in the fair value of the shares were recorded in Other Comprehensive Income.

12.	Long-Term Receivables and Other

	September 30,	December 31,
	2020	2019
Value added tax recoverable - Lindero (1)	$37,510	$34,176
Value added tax recoverable - San Jose (2)	2,544	2,036
Income tax recoverable (note 31(d))	1,206	1,310
Other assets	2,274	867
Long-term receivables and other	$43,534	$38,389

(1)	The Company expects to start recovering the value added tax amount after the commencement of commercial production at the Lindero Mine.

(2)	The Company expects to start recovering the value added tax amount during 2022

During the three and nine months ended September 30, 2020 the Company recognized an unrealized foreign exchange loss of $2,841 and $8,839 (three and nine months ended September 30, 2019 - $8,839 and $10,928 ) related to the value added tax recoverable on the construction at the Lindero Mine.

The Company implemented an investment strategy in the fourth quarter of 2019 to meet its local currency requirements in Argentina. During the three and nine months ended September 30, 2020, the Company recognized $nil and $3,306, respectively, of gains from Argentine Peso denominated cross-border securities trades.

13.	Deposits and Advances to Contractors

As at September 30, 2020, the Company has advances outstanding of $3,306 (December 31, 2019 – $12,164) to contractors related to the construction of the Lindero Project.

Page | 12

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

During the three and nine months ended September 30, 2020 the Company paid deposits to contractors of $373 and $4,345, respectively, and deposits of $5,029 and $12,693, respectively, were applied against equipment delivered or services rendered. In addition, there was a balance of deposits of $509 transferred to accounts receivables.

14.   Trade and Other Payables

	September 30,	December 31,
	2020	2019
Trade accounts payable	$12,857	$15,975
Lindero construction payables	13,136	24,998
Refundable deposits to contractors	1,331	1,496
Payroll payable	10,229	13,627
Mining royalty payable	647	1,237
Value added taxes payable	1,039	224
Interest payable	1,141	1,457
Due to related parties (note 15)	5	14
Other payables	905	535
Derivative liability	1,338	894
Deferred share units payable (note 20(a))	7,140	3,918
Restricted share units payable (note 20(b))	2,027	911
Total trade and other payables	$51,795	$65,286

15.   Related Party Transactions

In addition to the related party transactions and balances disclosed elsewhere in these interim financial statements, the Company entered into the following related party transactions during the three and nine months ended September 30, 2020 and 2019:

a)    Purchase of Goods and Services

During the three and nine months ended September 30, 2020 and 2019, the Company was charged for general and administrative services pursuant to a shared services agreement with Gold Group Management Inc., a company of which Simon Ridgway, the Company’s Chairman, is a director.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Personnel costs	$5	$6	$15	$11
General and administrative expenses	11	33	127	146
	$16	$39	$142	$157

As at September 30, 2020, the Company had outstanding balances payable to Gold Group Management Inc. of $5 (December 31, 2019 - $14). Amounts due to related parties are due on demand and are unsecured.

Page | 13

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

b)    Key Management Personnel

During the three and nine months ended September 30, 2020 and 2019, the Company was charged for consulting services by Mario Szotlender, a director of the Company, and by Mill Street Services Ltd., a company of which Simon Ridgway, the Company’s Chairman, is a director. Such amounts, along with other key management personnel compensation expense were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Salaries and benefits	$815	$1,347	$2,397	$4,433
Directors fees	158	164	531	526
Consulting fees	34	45	100	101
Share-based payments	3,259	1,621	7,171	3,099
	$4,266	$3,177	$10,199	$8,159

16.   Lease Obligations

	Minimum lease payments
	September 30,	December 31,
	2020	2019
Less than one year	$8,326	$9,313
Between one and five years	10,700	13,521
More than five years	14,626	14,958
	33,652	37,792
Less: future finance charges	(12,753)	(13,913)
Present value of minimum lease payments	20,899	23,879
Less: current portion	(7,813)	(8,831)
Non-current portion	$13,086	$15,048

As at September 30, 2020, there were $17,395 of lease obligations related to mining equipment and $3,504 of other leases.

17.   Debt

The following table summarizes the changes in debt:

	Credit Facility	Debentures	Total
Balance at December 31, 2018	$69,302	$-	$69,302
Proceeds from debentures	-	46,000	46,000
Transaction costs paid	-	(2,490)	(2,490)
Portion allocated to equity	-	(7,141)	(7,141)
Transaction costs allocated to equity	-	389	389
Amortization of discount	128	347	475
Drawdowns	40,000	-	40,000
Balance at December 31, 2019	109,430	37,105	146,535
Amortization of discount	296	1,268	1,564
Drawdowns	40,000	-	40,000
Payments	(55,000)	-	(55,000)
Balance at September 30, 2020	$94,726	$38,373	$133,099

Page | 14

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

a) Credit Facility

The Company has two credit facilities (collectively, the “Credit Facilities”) comprising of a $40,000 non-revolving credit facility which matures on January 26, 2022 and a $110,000 revolving credit facility, of which any amount drawn in excess of $80,000 million matures on December 31, 2020 and the remaining $80,000 matures on January 26, 2022.

On June 4, 2020, the Company amended the financial covenants contained in Credit Facilities as follows:

•	Total Net Debt to EBITDA ratio, as defined in the Credit Facilities, of not greater than 4.50:1.00 for the remaining three quarters of 2020 and the first quarter of 2021, reducing to 4.00:1.00 in the second quarter of 2021 and for the remainder of the term of the Credit Facility;

•	Net Senior Secured Debt to EBITDA ratio, as defined in the Credit Facilities, of not greater than 3:1 in the remaining three quarters of 2020 and the first quarter of 2021, reducing to 2.00:1.00 in the second quarter of 2021 and for the remainder of the term of the Credit Facilities; and

•	EBITDA to Interest Expense ratio, as defined in the Credit Facilities, of a minimum of 4.00:1.00 beginning in the second quarter of 2020 and for the remainder of the term of the Credit Facilities.

The interest rate on the Credit Facilities will continue to be based on a sliding scale at one-month LIBOR plus an applicable margin ranging from 2.5% to 3.5%, based on the Net Senior Secured Debt to EBITDA ratio, as defined in the Credit Facilities. The Credit Facilities are secured by a first ranking lien on the assets of Minera Bateas S.A.C. and Compania Minera Cuzcatlan S.A. de C.V. and their holding companies. The Company must comply with the terms in the Credit Facilities relating to, among other matters, reporting requirements, conduct of business, insurance, notices, and must comply with the new financial covenants as outlined above. As at September 30, 2020, the Company was in compliance with all of the covenants under the Credit Facilities.

During the nine months ended September 30, 2020, the Company drew $40,000 and subsequently paid $55,000 from the revolving credit facility. As at September 30, 2020, the Company has fully drawn the non-revolving credit facility and has available for drawdown $55,000 under the revolving credit facility.

Subsequent to September 30, 2020, the Company drew $10,000 from the revolving credit facility.

b) Convertible Debentures

On October 2 and 6, 2019, the Company completed a bought deal public offering of senior subordinated unsecured convertible debentures with an aggregate principal amount of $46,000 (the “Debentures”).

The Debentures mature on October 31, 2024 and bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October, commencing on April 30, 2020. The Debentures are convertible at the holder’s option into common shares in the capital of the Company at a conversion price of $5.00 per share (the “Conversion Price”), representing a conversion rate of 200 Common Shares per $1 principal amount of Debentures, subject to adjustment in certain circumstances.

On or after October 31, 2022 and prior to October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is at least 125% of the Conversion Price. On and after October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest regardless of the trading price of the Common Shares.

Page | 15

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

Subject to applicable securities laws and regulatory approval and provided that no event of default has occurred and is continuing, the Company may, at its option, elect to satisfy its obligation to pay the principal amount of the Debentures and accrued and unpaid interest on the redemption date and the maturity date, in whole or in part, through the issuance of Common Shares, by issuing and delivering that number of Common Shares, obtained by dividing the principal amount of the Debentures and all accrued and unpaid interest thereon by 95% of the current market price (as defined in the Debenture Indenture) on such redemption date or maturity date, as applicable.

18.   Other Liabilities

	September 30,	December 31,
	2020	2019
Restricted share units (note 20(b))	$1,177	$246
Other non-current liabilities	212	253
	$1,389	$499

19.   Closure and Reclamation Provisions

The following table summarizes the changes in closure and reclamation provisions as follows:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Balance at December 31, 2019	$11,324	$4,848	$14,953	$31,125
Changes in estimate	110	244	3,765	4,119
Reclamation expenditures	(65)	(111)	-	(176)
Accretion	206	208	191	605
Effect of changes in foreign exchange rates	-	(676)	-	(676)
Balance at September 30, 2020	11,575	4,513	18,909	34,997
Less: Current portion	5,837	211	-	6,048
Non-current portion	$5,738	$4,302	$18,909	$28,949

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Balance at December 31, 2018	$10,800	$3,716	$1,427	$15,943
Changes in estimate	394	886	13,390	14,670
Reclamation expenditures	(201)	(150)	-	(351)
Accretion	331	259	136	726
Effect of changes in foreign exchange rates	-	137	-	137
Balance at December 31, 2019	11,324	4,848	14,953	31,125
Less: Current portion	3,048	209	-	3,257
Non-current portion	$$8,276	$$4,639	$$14,953	$$27,868

Closure and reclamation provisions represent the present value of reclamation costs related to mine and development sites. There have been no significant changes in requirements, laws, regulations, operating assumptions, estimated timing and amount of reclamation and closure obligations during the three and nine months ended September 30, 2020 except for the Lindero Project, where the Company estimates reclamation and closure costs based on the progress of the mine construction.

Page | 16

Fortuna Silver Mines Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Anticipated settlement date	2022 - 2027	2025 - 2037	2029 - 2042
Undiscounted uninflated estimated cash flow	$11,719	$4,514	$17,420	$33,653
Estimated life of mine (years)	10	6	14
Discount rate	2.42%	5.80%	1.23%
Inflation rate	2.00%	3.47%	1.77%

The Company is expecting to incur annual reclamation expenses throughout the life of its mines.

20.	Share Based Payments

During the three and nine months ended September 30, 2020, the Company recognized share-based payment expense of $3,699 and $7,816 (three and nine months ended September 30, 2019 - $1,459 and $3,108, respectively) related to the amortization of deferred, restricted and performance share units.

For the three and nine months ended September 30, 2020, the Company recognized share-based payment expense of $nil and $56, respectively, (three and nine months ended September 30, 2019 – $83 and $459, respectively) related to amortization of stock options.

(a)	Deferred Share Units (DSUs)

	Cash Settled
	Number of DSUs	Fair Value
Outstanding, December 31, 2018	850,067	$3,116
Granted	111,804	455
Changes in fair value	-	347
Outstanding, December 31, 2019	961,871	3,918
Granted	162,648	383
Changes in fair value	-	2,839
Outstanding, September 30, 2020	1,124,519	$7,140

On April 20, 2020, the Company granted 162,648 deferred share units to its non-executive directors with a fair value of $2.36 (C$3.32) for each DSU (year ended December 31, 2019 - 111,804 DSUs with a fair value of $4.83 (C$3.62) per DSU).

Page | 17

Fortuna Silver Mines Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

(b)	Restricted Share Units (RSUs)

	Cash Settled		Equity Settled
	Number of RSUs	Fair Value	Number of RSUs
Outstanding, December 31, 2018	659,385	$2,057	734,631
Granted	139,661	506	633,914
Units paid out in cash	(406,611)	(1,466)	-
Vested	-	-	(201,633)
Changes in fair value and vesting	-	60	-
Outstanding, December 31, 2019	392,435	1,157	1,166,912
Grants	1,056,207	2,489	815,220
Units paid out in cash	(80,483)	(253)	-
Vested	-	-	(448,766)
Changes in fair value and vesting	-	(189)	-
Outstanding, September 30, 2020	1,368,159	3,204	1,533,366
Less: current portion		(2,027)
Non-current portion		$1,177

On April 20, 2020, the Company granted to its employees and officers a total of 1,056,207 cash-settled and 815,220 equity-settled RSUs, which vest 20% on the first anniversary, 30% on the second anniversary and 50% on the third anniversary of the date of grant. The fair value on the grant date of the 815,220 equity settled RSUs was $2.36 (C$3.32) per RSU (year ended December 31, 2019- 633,914 with a fair value of $3.62 (C$4.83) per RSU).

(c)	Performance Share Units

Equity Settled
Number of PSUs
Outstanding, December 31, 2018	1,002,166
Granted	422,609
Vested	(150,325)
Outstanding, December 31, 2019	1,274,450
Forfeited or cancelled	(191,498)
Vested	(243,782)
Outstanding, September 30, 2020	839,170

During the three and nine months ended September 30, 2020, no PSUs were granted (year ended December 31, 2019 – 422,609 with a fair value of $3.62 (C$4.83) per share unit) to its employees and officers.

The PSUs granted during the year ended December 31, 2019 vest 20% on the first anniversary, 30% on the second anniversary and 50% on the third anniversary of the date of grant based on prescribed performance metrics, and are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

Page | 18

Fortuna Silver Mines Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

d)	Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at September 30, 2020, a total of 1,574,403 stock options are available for issuance under the plan.

		Weighted average exercise price
	Number of stock options	Canadian dollars
Outstanding, December 31, 2018	1,784,029	$5.85
Outstanding, December 31, 2019	1,784,029	5.85
Exercised	(211,626)	6.28
Expired unexercised	(517,833)	4.79
Outstanding, September 30, 2020	1,054,570	$6.28
Vested and exercisable, December 31, 2019	1,459,779	$5.77
Vested and exercisable, September 30, 2020	1,054,570	$6.28

21.	Share Capital

a)	Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

b)	Financing

On May 20, 2020, the Company closed a bought deal public equity offering and issued an aggregate of 23,000,000 Shares at a purchase price of $3.00 per share for gross proceeds of $69,000, which included the exercise, in full, of the over-allotment option. The Company incurred transaction costs of $3,358 related to this financing.

22.	Earnings (Loss) per Share

	Three months ended September 30,		Nine months ended September 30,
Basic	2020	2019	2020	2019
Net income (loss) for the period	$13,089	$(7,710)	$2,936	$4,812
Weighted average number of shares (000's)	184,036	160,292	171,908	160,160
Earnings (loss) per share - basic	$0.07	$(0.05)	$0.02	$0.03

	Three months ended September 30,		Nine months ended September 30,
Diluted	2020	2019	2020	2019
Net income (loss) for the period	$13,089	$(7,710)	$2,936	$4,812
Weighted average number of shares (000's)	184,036	160,292	171,908	160,160
Incremental shares from dilutive potential shares	11,851	-	11,088	1,687
Weighted average diluted number of shares (000's)	195,887	160,292	182,996	161,847
Earnings (loss) per share - diluted	$0.07	$(0.05)	$0.02	$0.03

Page | 19

Fortuna Silver Mines Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

For the three and nine months ended September 30 2020 – nil and 1,054,570 out of the money options were excluded from the diluted earnings per share calculation as their effect would have been anti-dilutive (three and nine months ended September 30, 2019 – 1,784,029). In addition, for the three and nine months ended September 30 2020, there were no share units and debentures excluded in the above calculation, respectively (three and nine months ended September 30, 2019 – 2,441,362 anti-dilutive share units and nil debentures, respectively excluded).

23.	Sales

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of the products produced, is as follows:

By-product and Geographical Area

	Three months ended September 30, 2020
	Peru	Mexico	Total
Silver-gold concentrates	$-	$64,293	$64,293
Silver-lead concentrates	11,917	-	11,917
Zinc concentrates	6,098	-	6,098
Provisional pricing adjustments	751	378	1,129
Sales to external customers	$18,766	$64,671	$83,437

	Three months ended September 30, 2019
	Peru	Mexico	Total
Silver-gold concentrates	$-	$43,252	$43,252
Silver-lead concentrates	10,008	-	10,008
Zinc concentrates	7,667	-	7,667
Provisional pricing adjustments	(2)	380	378
Sales to external customers	$17,673	$43,632	$61,305

	Nine months ended September 30, 2020
	Peru	Mexico	Total
Silver-gold concentrates	$-	$130,313	$130,313
Silver-lead concentrates	28,626	-	28,626
Zinc concentrates	16,235	-	16,235
Provisional pricing adjustments	76	212	288
Sales to external customers	$44,937	$130,525	$175,462

	Nine months ended September 30, 2019
	Peru	Mexico	Total
Silver-gold concentrates	$-	$134,268	$134,268
Silver-lead concentrates	29,385	-	29,385
Zinc concentrates	25,435	-	25,435
Provisional pricing adjustments	(537)	(347)	(884)
Sales to external customers	$54,283	$133,921	$188,204

Page | 20

Fortuna Silver Mines Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Customer 1	$64,670	$43,632	$130,524	$133,921
Customer 2	18,767	17,673	44,938	54,338
Customer 3	-	-	-	(55)
	$83,437	$61,305	$175,462	$188,204

The Company is exposed to metal price risk with respect to the sales of silver, gold, lead, and zinc concentrates. The following table summarizes the effect on sales of a 10% change in metal prices from the prices used at September 30, 2020:

Metal	Change	Effect on Sales
Silver	+/-10%	$3,761
Gold	+/-10%	$1,988
Lead	+/-10%	$140
Zinc	+/-10%	$164

During the three and nine months ended September 30, 2020, the Company recognized positive sales adjustments of $1,129 and $288, respectively (three and nine months ended September 30, 2019 – positive $378 and negative $884, respectively) as a result of changes in metal prices on final settlement or during the quotational period.

24.	Cost of Sales

	Three months ended			Nine months ended
	September 30, 2020			September 30, 2020
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs	$7,190	$15,713	$22,903	$22,528	$40,925	$63,453
Salaries and benefits	1,382	1,793	3,175	5,057	4,751	9,808
Workers' participation	391	2,970	3,361	411	5,059	5,470
Depletion and depreciation	2,778	7,859	10,637	10,496	19,677	30,173
Royalties	71	1,239	1,310	390	2,878	3,268
Impairment (recovery) of inventories	-	-	-	-	(2)	(2)
	$11,812	$29,574	$41,386	$38,882	$73,288	$112,170

	Three months ended			Nine months ended
	September 30, 2019			September 30, 2019
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs	$9,873	$17,068	$26,941	$26,826	$49,317	$76,143
Salaries and benefits	1,831	1,898	3,729	5,550	5,565	11,115
Workers' participation	113	1,256	1,369	576	3,514	4,090
Depletion and depreciation	3,505	8,188	11,693	9,853	23,195	33,048
Royalties	42	860	902	131	2,541	2,672
	$15,364	$29,270	$44,634	$42,936	$84,132	$127,068

For the three and nine months ended September 30, 2020 depletion and depreciation includes $613 and $1,682 (three and nine months ended September 30, 2019 - $585 and $1,682) of depreciation relating to right-of-use assets.

Page | 21

Fortuna Silver Mines Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

25.	General and Administration

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
General and administration	$4,441	$5,056	$13,732	$15,859
Workers' participation	810	338	1,344	994
	5,251	5,394	15,076	16,853
Share-based payments	3,699	1,542	7,872	3,567
	$8,950	$6,936	$22,948	$20,420

26.	Other Expenses

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Write-down (recovery) of investment in associates	$(422)	$533	$(194)	$533
Write-off of mineral properties	-	767	-	767
Loss on disposal of assets and write-down of AHS	410	8	429	2
Other expenses (income)	(64)	(99)	(181)	157
Care and maintenance costs related to COVID-19	974	-	3,076	-
	$898	$1,209	$3,130	$1,459

27.	Interest and Finance Costs Net

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Interest income	$30	$288	$282	$1,509
Interest expense	(124)	(128)	(528)	(744)
Bank stand-by and commitment fees	(127)	(97)	(279)	(345)
Accretion expense	(199)	(123)	(601)	(444)
	$(420)	$(60)	$(1,126)	$(24)

28.	Segmented Information

The following summary describes the operations of each reportable segment:

•	Minera Bateas S.A.C. (“Bateas”) – operates the Caylloma silver, lead and zinc mine

•	Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”) – operates the San Jose silver-gold mine

•	Mansfield Minera S.A. (“Mansfield”) – construction of the Lindero mine

•	Corporate – corporate stewardship

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Three months ended September 30, 2020
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$18,766	$64,671	$-	$83,437
Cost of sales before depreciation and depletion	-	(9,034)	(21,715)	-	(30,749)
Depreciation and depletion in cost of sales	-	(2,778)	(7,859)	-	(10,637)
General, and administration	(6,082)	(761)	(2,107)	-	(8,950)
Other income (expenses)	400	(959)	(1,300)	(2,752)	(4,611)
Finance items	(241)	(111)	(68)	-	(420)
Segment (loss) profit before taxes	(5,923)	5,123	31,622	(2,752)	28,070
Income taxes	(587)	(1,301)	(13,093)	-	(14,981)
Segment (loss) profit after taxes	$(6,510)	$3,822	$18,529	$(2,752)	$13,089

	Three months ended September 30, 2019
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$17,673	$43,632	$-	$61,305
Cost of sales before depreciation and depletion	-	(11,859)	(21,082)	-	(32,941)
Depreciation and depletion in cost of sales	-	(3,505)	(8,188)	-	(11,693)
General and administration	(4,059)	(974)	(1,903)	-	(6,936)
Other income (expenses)	(1,668)	(63)	(134)	(9,329)	(11,194)
Finance items	(83)	(69)	92	-	(60)
Segment (loss) profit before taxes	(5,810)	1,203	12,417	(9,329)	(1,519)
Income taxes	(413)	(1,039)	(4,739)	-	(6,191)
Segment (loss) profit after taxes	$(6,223)	$164	$7,678	$(9,329)	$(7,710)

	Nine months ended September 30, 2020
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$44,937	$130,525	$-	$175,462
Cost of sales before depreciation and depletion	-	(28,386)	(53,611)	-	(81,997)
Depreciation and depletion in cost of sales	-	(10,496)	(19,677)	-	(30,173)
General and administration	(14,875)	(2,579)	(5,494)	-	(22,948)
Other income (expenses)	47	(1,176)	(1,268)	(8,908)	(11,305)
Finance items	(731)	(317)	(78)	3,306	2,180
Segment (loss) profit before taxes	(15,559)	1,983	50,397	(5,602)	31,219
Income taxes	(3,108)	(1,893)	(23,282)	-	(28,283)
Segment (loss) profit after taxes	$(18,667)	$90	$27,115	$(5,602)	$2,936

	Nine months ended September 30, 2019
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$54,283	$133,921	$-	$188,204
Cost of sales before depreciation and depletion	-	(33,083)	(60,937)	-	(94,020)
Depreciation and depletion in cost of sales	-	(9,853)	(23,195)	-	(33,048)
General and administration	(12,032)	(2,953)	(5,435)	-	(20,420)
Other income (expenses)	(1,968)	(607)	(1,311)	(11,665)	(15,551)
Finance items	(117)	(1,466)	336	-	(1,247)
Segment (loss) profit before taxes	(14,117)	6,321	43,379	(11,665)	23,918
Income taxes	(2,230)	(2,611)	(15,394)	1,129	(19,106)
Segment (loss) profit after taxes	$(16,347)	$3,710	$27,985	$(10,536)	$4,812

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	September 30, 2020
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Total assets	$21,506	$114,302	$252,952	$599,058	$987,818
Total liabilities	$154,908	$36,639	$41,381	$48,131	$281,059
Capital expenditures	$122	$4,456	$9,408	$79,829	$93,815

	December 31, 2019
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Total assets	$60,134	$116,501	$252,100	$507,330	$936,065
Total liabilities	$162,210	$36,747	$42,264	$59,418	$300,639
Capital expenditures	$1,333	$11,845	$14,046	$211,413	$238,637

29.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value
Trade receivables	Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of a quotational period. We mark these to market at each reporting date based on the forward price corresponding to the expected settlement date.
Investments in equity securities	Investments in equity securities are recorded at fair value based on the quoted market price at the end of each reporting period with changes in fair value through other comprehensive income.
Interest rate swap	Fair value is calculated as the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.
Convertible Debentures	The fair value of the convertible debentures represents both the debt and equity components of the convertible debenture and has been determined with reference to the quoted market price of the convertible debentures.

During the three and nine months ended September 30, 2020 and 2019, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Carrying value				Fair value
September 30, 2020	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$1,157	$-	$-	$1,157	$1,157	$-	$-	$-
Trade receivables concentrate sales	-	$23,370	-	23,370	-	23,370	-	-
	$1,157	$23,370	$-	$24,527	$1,157	$23,370	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$85,176	$85,176	$-	$-	$-	$85,176
Other receivables	-	-	1,991	1,991	-	-	-	1,991
	$-	$-	$87,167	$87,167	$-	$-	$-	$87,167

Financial liabilities measured at Fair Value
Interest rate swap liability	$(1,338)	$-	$-	$(1,338)	$-	$(1,338)	$-	$-
	$(1,338)	$-	$-	$(1,338)	$-	$(1,338)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(23,579)	$(23,579)	$-	$-	$-	$(23,579)
Payroll payable	-	-	(12,147)	(12,147)	-	-	-	(12,147)
Bank loan payable	-	-	(94,726)	(94,726)	-	(95,000)	-	-
Debentures	-	-	(38,373)	(38,373)	-	(66,033)	-	-
Other payables	-	-	(20,668)	(20,668)	-	-	-	(20,668)
	$-	$-	$(189,493)	$(189,493)	$-	$(161,033)	$-	$(56,394)

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Carrying value				Fair value
December 31, 2019	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1		Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Trade receivables concentrate sales	$-	$33,642	$-	$33,642		$-	$33,642	$-	$-
	$-	$33,642	$-	$33,642		$-	$33,642	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$83,404	$83,404		$-	$-	$-	$83,404
Other receivables	-	-	2,419	2,419		-	-	-	2,419
	$-	$-	$85,823	$85,823		$-	$-	$-	$85,823

Financial liabilities measured at Fair Value
Interest rate swap liability	$(894)	$-	$-	$(894)	$		$(894)	$-	$-
	$(894)	$-	$-	$(894)		$-	$(894)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(37,357)	$(37,357)		$-	$-	$-	$(37,357)
Payroll payable	-	-	(15,801)	(15,801)		-	-	-	(15,801)
Bank loan payable	-	-	(109,430)	(109,430)		-	(110,000)	-	-
Debentures	-	-	(37,105)	(37,105)		-	(38,858)	-	-
Other payables	-	-	(22,403)	(22,403)		-	-	-	(22,403)
	$-	$-	$(222,096)	$(222,096)		$-	$(148,858)	$-	$(75,561)

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

30.   Supplemental Cashflow Information

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes for the periods set out below were as follows:

	Bank Loan	Debenture	Lease obligations	Interest rate swaps
As at December 31, 2018	$69,302	$-	$16,082	$224
Additions	40,000	46,000	14,944	-
Interest	128	347	1,848	-
Payments	-	-	(9,048)	-
Transaction costs	-	(2,101)	-	-
Equity component	-	(7,141)	-	-
Foreign exchange	-	-	53	-
Changes in fair value	-	-	-	670
As at December 31, 2019	109,430	37,105	23,879	894
Additions	40,000	-	2,354	-
Terminations	-	-	(475)	-
Interest	296	1,268	1,449	563
Payments	(55,000)	-	(6,254)	(559)
Foreign exchange	-	-	(54)	-
Changes in fair value	-	-		440
As at September 30, 2020	$94,726	$38,373	$20,899	$1,338

31.	Contingencies and Capital Commitments

(a)    Caylloma Letter of Guarantee

The Caylloma Mine closure plan was updated in December 2018, with total undiscounted closure costs of $11,719 consisting of progressive closure activities of $3,774, final closure activities of $7,156, and post-closure activities of $789. Pursuant to the closure regulations, the Company is required to provide a guarantee of $9,704 to the Peruvian Government for 2020.

In January 2020, the Company established a security bond in the amount of $1,310 and a bank letter of guarantee in the amount of $8,394, in compliance with local regulation and to collateralize Bateas’ mine closure plan. The security bond and the letter of guarantee expire on January 29, 2021.

(b)    San Jose Letter of Guarantee

The Company has established three letters of guarantee in the aggregate amount of $1,188 to fulfill its environmental obligations under the terms and conditions of the Environmental Impact Statements issued by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) in 2009 in respect of the construction of the San Jose mine, and in 2017 and 2019 with respect to the expansion of the dry stack tailings facility at the San Jose mine. The letters of guarantee expire on December 31, 2023, June 15, 2022, and May 13, 2021, respectively.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

(c)    Other Commitments

As at September 30, 2020, the Company had capital commitments of $2,204, $53, and $2,526 for civil work, equipment purchases and other services at the Lindero Project and the Caylloma and San Jose Mines, respectively, which are expected to be expended within one year.

(d)    Tax Contingencies

Peru

The Company has been assessed $1,206 (4,343 Peruvian Soles), including interest and penalties of $668 (2,405 Peruvian Soles), for the tax year 2010 by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments. The Company applied to the Peruvian tax court to appeal the assessment.

On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

As at September 30, 2020, the Company has recorded the amount paid of $1,206 (4,343 Peruvian Soles) in long-term receivables and other, as the Company believes it is probable that the appeal will be successful (note 12).

(e)    SGM Royalty

In  2017 the Mexican Geological Service (“SGM”) advised the Company that  a  previous owner of  one of  the Company’s mineral concessions located at the San Jose Mine in Oaxaca, Mexico had granted the SGM a royalty of 3% of the billing value of minerals obtained from the concession. The Company, supported by legal opinions from three independent law firms, has previously advised the Mexican mining authorities that it is of the view that no royalty is payable, and in 2018 initiated administrative and legal proceedings (the “Administrative Proceedings”) in the Mexican Federal Administrative Court (“FAC”) against the Dirección General de Minas (“DGM”) to remove reference to the royalty on the title register. The proceedings are progressing in accordance with the procedures of the FAC.

In January 2020, the Company received notice from the DGM seeking to cancel the mining concession if the royalty, in the Mexican peso equivalent of $30,000 plus VAT (being the amount of the claimed royalty from 2011 to 2019), was not paid before March 15, 2020. In February 2020, the Company initiated legal proceedings (the “Amparo Proceedings”) against the DGM in the Juzgado Séptimo de Distrito en Materia Administrativa en la Ciudad de México (“District Court”) to contest the cancellation procedure and also to stay the cancellation process. The District Court in Mexico City admitted the Company’s legal proceedings on March 2, 2020 and granted a permanent stay of execution, which protects the Company from the cancellation of the concession until a resolution by the District Court is reached on the legality of the cancellation procedure. The final hearing of the Amparo Proceedings took place on October 2, 2020, there are no further steps to be taken by the Company until the District Court issues its decision. The timing of a decision by the District Court at first instance in this action against the DGM is uncertain and may take several months. In the event that the Company is unsuccessful in these proceedings, it may appeal. If ultimately the Company does not prevail, it may be required to pay the disputed royalty in order to preserve the mining concession. If the Company is required to pay the royalty, it will do so from available capital resources.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

The Company has determined that it is more likely than not that it will succeed in these proceedings; therefore, no provision has been recorded as at September 30, 2020 and December 31, 2019.

(f)    Other Contingencies

The Company is subject to various investigations, royalties and other claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date these interim financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

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